UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USMD Holdings, Inc.

Full Name of Registrant:

Former Name if Applicable

6333 North State Highway 161, Suite 200

Address of Principal Executive Office (Street and Number)

Irving, Texas 75038

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

USMD Holdings, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2013 within the prescribed time period because the Company has not yet finalized its financial statements for the year ended December 31, 2013 and its independent registered public accounting firm has not yet completed its audit of the financial statements. Accordingly, the Company cannot complete and file its annual report on Form 10-K by the due date but expects to do so within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Carolyn Jones	(214)	493-4000
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward Looking Statements: This Notification of Late Filing on Form 12b-25 contains statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent management’s current expectations regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. The forward-looking statements contained in this report are based on information as of the date of this report. Many of these forward-looking statements relate to future industry trends, actions, future performance or results of current and anticipated initiatives and the outcome of contingencies and other uncertainties that may have a significant impact on our business, future operating results and liquidity. Whenever possible, we identify these statements by using words such as “anticipate,” “believe,” “estimate,” “continue,” “intend,” “expect,” “plan,” “forecast,” “project” and similar expressions, for future-tense or conditional constructions (“will,” “may,” “should,” “could,” etc.). We caution you that these statements are only predictions and are not guarantees of future performance. These forward-looking statements and our actual results, developments and business are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated by these statements. By identifying these statements for you in this manner, we are alerting you to the possibility that actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information or future events, except as required by law.

The Company presently estimates that it will report consolidated net sales of approximately $235 million for the year ended December 31, 2013 as compared to $105.7 million for the fiscal year ended December 31, 2012, and net income of approximately $1.2 million for the year ended December 31, 2013 as compared to $2.1 million for the fiscal year ended December 31, 2012. The Company completed a business combination in August of 2012, which resulted in a significant increase in the size of the Company’s operations, its revenues and its expenses. Consequently, the results of operations for the year ended December 31, 2013 are significantly different than the results of operations for the fiscal year ended December 31, 2012 because the results of operations for the year ended December 31, 2013 include a full year of post-business combination operations while the the results of operations for the year ended December 31, 2102 include only four months of combined operations.

USMD Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2014	By:	/s/ Carolyn Jones
Carolyn Jones
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)